Mail Stop 6010

March 21, 2007

Daniel J. Sescleifer
Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, MO 63141

> **Re:** **Energizer Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 5, 2006**
> **File No. 001-15401**

Dear Mr. Sescleifer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant